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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A
                                (Amendment No. 3)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             ASIAINFO HOLDINGS, INC.
                             -----------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    04518A104
                                 --------------
                                 (CUSIP Number)

                                 with copies to:

                  Eric Mok                        Laura Sizemore, Esq.
      23/F Lincoln House, Taikoo Place              White & Case LLP
              979 King's Road                 1155 Avenue of the Americas
           Quarry Bay, Hong Kong                   New York, NY 10036
               +852-2516-4819                        (212) 819-8200
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                February 16, 2007
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

SCHEDULE 13D/A

-------------------
CUSIP No. 04518A104
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       Lenovo Group Limited

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Hong Kong Special Administrative Region of the People's Republic of China
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                4,113,027
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                4,113,027
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       4,113,027
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.55%+
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       CO
--------------------------------------------------------------------------------
+ Calculated using the number of outstanding shares of common stock as of December 31, 2006 reported in the Issuer's Form 8-K filed with the U.S. Securities and Exchange Commission on January 24, 2007.

SCHEDULE 13D/A

-------------------
CUSIP No. 04518A104
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       Lenovo Holdings (BVI) Limited

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[ ]
                                                                          (b)[ ]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       British Virgin Islands
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED               0
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                4,113,027
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                4,113,027
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       4,113,027
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.55%+
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       CO
------ -------------------------------------------------------------------------
+ Calculated using the number of outstanding shares of common stock as of December 31, 2006 reported in the Issuer's Form 8-K filed with the U.S. Securities and Exchange Commission on January 24, 2007.

SCHEDULE 13D/A

-------------------
CUSIP No. 04518A104
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       Lenovo Sysware Limited

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       British Virgin Islands
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                4,113,027
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                4,113,027
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       4,113,027
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.55%+
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       CO
------ -------------------------------------------------------------------------
+ Calculated using the number of outstanding shares of common stock as of December 31, 2006 reported in the Issuer's Form 8-K filed with the U.S. Securities and Exchange Commission on January 24, 2007.

SCHEDULE 13D/A

-------------------
CUSIP No. 04518A104
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       Lenovo IT Alliance Limited

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       British Virgin Islands
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                4,113,027
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                4,113,027
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       4,113,027
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.55%+
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       CO
------ -------------------------------------------------------------------------
+ Calculated using the number of outstanding shares of common stock as of December 31, 2006 reported in the Issuer's Form 8-K filed with the U.S. Securities and Exchange Commission on January 24, 2007.

AMENDMENT NO. 3 TO SCHEDULE 13D

     This Amendment No. 3 (the "Schedule 13D/A") amends and supplements the statement on Schedule 13D as filed on February 21, 2006 (the "Original Schedule 13D"), as amended on September 26, 2006 ("Amendment No. 1") and February 13, 2007 ("Amendment No. 2"). This Schedule 13D/A is being filed to report a change in the percentage of outstanding shares of Common Stock (as defined herein) of the Issuer beneficially owned by the Reporting Persons (as defined herein) which occurred as a result of the transfer of 710,618 shares of Common Stock of the Issuer by Lenovo IT Alliance Limited (as defined herein) pursuant to a Stock Purchase Agreement, dated as of February 16, 2007 (the "Stock Purchase Agreement"). The total number of outstanding shares of Common Stock of the Issuer (as defined herein) was 43,076,034 as of December 31, 2006, as reported in the Issuer's Form 8-K filed with the U.S. Securities and Exchange Commission on January 24, 2007 and the percentages of Common Shares of the Issuer beneficially held by the Reporting Persons have changed as presented in Item 5 of this Schedule 13D/A.

ITEM 1. SECURITY AND ISSUER

     The Original Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2, relating to the common stock, $0.01 par value per share (the "Common Stock"), of AsiaInfo Holdings, Inc., a Delaware corporation (the "Issuer"), is hereby amended to furnish the information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the previously filed Original Schedule 13D.

     According to the Issuer's Form 8-K filed with the U.S. Securities and Exchange Commission on January 24, 2007, the principal executive offices of the Issuer are located at 4/F Zhongdian Information Tower, 6 Zhongguancun South Street, Haidian District, Beijing 100086, People's Republic of China.

ITEM 4. PURPOSE OF TRANSACTION

     Item 4 is hereby amended to add the following final paragraph as follows:

     On February 16, 2007, Fidelity Asia Ventures Fund L.P., a Bermuda limited partnership, and Fidelity Asia Principals Fund L.P., a Bermuda limited partnership (each a "Purchaser" and collectively "Purchasers") and Lenovo IT Alliance Limited, a British Virgin Islands corporation ("Lenovo IT Alliance"), entered into the Stock Purchase Agreement, pursuant to which, the Purchasers acquired an aggregate of 710,618 shares of Common Stock of the Issuer from Lenovo IT Alliance. The transaction decreased Lenovo IT Alliance's direct beneficial ownership, as well as the indirect beneficial ownership of Lenovo Group Limited ("Lenovo"), Lenovo Holdings (BVI) Limited ("Lenovo Holdings"), and Lenovo Sysware Limited ("Lenovo Sysware"), to 4,113,027 shares of Common Stock of the Issuer respectively. The foregoing description of the Stock Purchase Agreement is a summary and all statements made herein related to the Stock Purchase Agreement are qualified in their entirety by reference to the complete text of the Stock Purchase Agreement, which is filed as Exhibit F hereto and is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended and restated as follows:

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 5.

     (a)-(b) Set forth in the table below is the number and percentage of shares of Common Stock of the Issuer beneficially owned by each Reporting Person as of February 23, 2007.

                              NUMBER OF SHARES
                                BENEFICIALLY           NUMBER OF SHARES
                              OWNED WITH SOLE         BENEFICIALLY OWNED            AGGREGATE
                                VOTING AND           WITH SHARED VOTING AND       NUMBER OF SHARES        PERCENTAGE OF CLASS
NAME                         DISPOSITIVE POWER         DISPOSITIVE POWER        BENEFICIALLY OWNED        BENEFICIALLY OWNED(1)
-----------------------    -----------------------   -----------------------   -----------------------   -----------------------
Lenovo (2)                                       0                 4,113,027                 4,113,027                      9.55%
Lenovo Holdings(3)                               0                 4,113,027                 4,113,027                      9.55%
Lenovo Sysware (4)                               0                 4,113,027                 4,113,027                      9.55%
Lenovo IT Alliance                               0                 4,113,027                 4,113,027                      9.55%

(1) The percentages of Common Stock indicated in this table are based on the number of outstanding shares of Common Stock as of December 31, 2007 reported in the Issuer's Form 8-K filed with the U.S. Securities and Exchange Commission on January 24, 2007.

(2) Lenovo may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer because Lenovo IT Alliance, which is the record owner of the shares of Common Stock, is Lenovo's indirect wholly-owned subsidiary.

(3) Lenovo Holdings may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer because Lenovo IT Alliance, which is the record owner of the shares of Common Stock, is Lenovo Holdings' indirect wholly-owned subsidiary.

(4) Lenovo Sysware may be deemed to be the beneficial owner of the shares of Common

Stock of the Issuer because Lenovo IT Alliance, which is the record owner of the shares of Common Stock, is Lenovo Sysware's wholly-owned subsidiary.

ITEM 6

     Item 6 is hereby amended and restated as follows:

The information set forth in Item 4 hereof is incorporated herein by reference. The foregoing description of the Stock Purchase Agreement is a summary and all statements made herein related to the Stock Purchase Agreement are qualified in their entirety by reference to the complete text of the Stock Purchase Agreement, which is filed as Exhibit F hereto and is incorporated herein by reference.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2007

                                                   LENOVO GROUP LIMITED


                                                   /s/ Eric Mok
                                                   ------------
                                                   Name:  Eric Mok
                                                   Title: Company Secretary

                                                   LENOVO HOLDINGS (BVI) LIMITED


                                                   /s/ Eric Mok
                                                   ------------
                                                   Name:  Eric Mok
                                                   Title: Company Secretary

                                                   LENOVO SYSWARE LIMITED


                                                   /s/ Eric Mok
                                                   ------------
                                                   Name:  Eric Mok
                                                   Title: Company Secretary

                                                   LENOVO IT ALLIANCE LIMITED


                                                   /s/ Eric Mok
                                                   ------------
                                                   Name:  Eric Mok
                                                   Title: Company Secretary

                                   SCHEDULE A

Executive Officers and Directors of Lenovo, Lenovo Holdings, Lenovo Sysware and Lenovo IT Alliance:

                                      PRESENT PRINCIPAL
NAME                   CITIZENSHIP    OCCUPATION OR EMPLOYMENT      BUSINESS ADDRESS
---------------------  -------------  ----------------------------  ---------------------------
Ms. Xuezheng Ma        Chinese        Executive Director of Lenovo  23/F., Lincoln House, Taikoo
                                      Group Limited, Director of    Place, 979 King's Road,
                                      Lenovo Holdings (BVI)         Quarry Bay, Hong Kong
                                      Limited, Lenovo Sysware
                                      Limited and Lenovo IT
                                      Alliance Limited

Ms. Xiaoyan Wang       Chinese        Director of Lenovo Holdings   No.6 Chuang Ye Road, Haidian
                                      (BVI) Limited,  Lenovo        District, Beijing, People's
                                      Sysware  Limited and Lenovo   Republic of China 100085
                                      IT Alliance Limited

Mr. Yuanqing Yang      Chinese        Executive Director of Lenovo  500 Park Offices Drive
                                      Group Limited                 Hwy 54
                                                                    Research Triangle Park,
                                                                    NC 27709, U.S.A.

Mr. William J. Amelio  United States  Executive Director of Lenovo  500 Park Offices Drive
                                      Group Limited                 Hwy 54
                                                                    Research Triangle Park,
                                                                    NC 27709, U.S.A.

                                  EXHIBIT INDEX

Exhibit A - Agreement among Lenovo Group Limited, Lenovo Holdings (BVI) Limited, Lenovo Sysware Limited and Lenovo IT Alliance Limited, dated February 21, 2006, to file this Statement jointly on behalf of each of them.+

Exhibit B - Acquisition Agreement, dated as of July 27, 2004, by and between AsiaInfo Holdings, Inc. and Lenovo Group Limited.+

Exhibit C - Supplement and Amendment No. 1 to Acquisition Agreement, dated October 1, 2004, by and between AsiaInfo Holdings, Inc. and Lenovo Group Limited.+

Exhibit D - Forward Contract, dated as of October 19, 2004, by and between Bonson Information Technology Limited and Lenovo IT Alliance Limited.+

Exhibit E - Settlement Agreement, dated as of January 24, 2007, by and between AsiaInfo Holdings, Inc. and Lenovo Group Limited.++

Exhibit F - Stock Purchase Agreement, dated as of February 16, 2007, by and between Fidelity Asia Ventures Fund L.P. and Fidelity Asia Principals Fund L.P., and Lenovo IT Alliance Limited

+Filed with the Securities and Exchange Commission as an exhibit to the Statement on Schedule 13D on February 21, 2006 and incorporated by reference herewith.

++Filed with the Securities and Exchange Commission as an exhibit to Amendment No. 2 to the Statement on Schedule 13D on February 13, 2007 and incorporated by reference herewith.